UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
United Security Bancshares
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
911460103
(CUSIP Number)
Marty Adams
Strategic Value Investors, LP
127 Public Square, Suite 1510
Cleveland, Ohio 44114
216-282-0704
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 911460103

1	NAME OF REPORTING PERSON: Strategic Value Investors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 932,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 932,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 911460103

1	NAME OF REPORTING PERSON: Ben Mackovak I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,818
	8	SHARED VOTING POWER 932,491
	9	SOLE DISPOSITIVE POWER 1,818
	10	SHARED DISPOSITIVE POWER 932,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 911460103

1	NAME OF REPORTING PERSON: Marty Adams I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 932,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 932,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 911460103

1	NAME OF REPORTING PERSON: Umberto Fedeli I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 932,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 932,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 911460103

1	NAME OF REPORTING PERSON: Strategic Value Bank Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 932,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 932,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 911460103
ITEM 1.	SECURITY AND ISSUER:
This statement relates to the common stock, (“"Common Stock"”), of United Security Bancshares (the “"Issuer"”). The address of the principal executive offices of the Issuer is 2126 Inyo Street, Fresno, California 93721.
ITEM 2.	IDENTITY AND BACKGROUND:
(a) This Schedule 13D is being filed jointly by (1) Strategic Value Investors, LP, a Delaware limited partnership; (2) Strategic Value Bank Partners, LLC, an Ohio limited liability company (“"Strategic Value Bank Partners"”); (3) Ben Mackovak, a managing member of Strategic Value Bank Partners; (4) Marty Adams, a managing member of Strategic Value Bank Partners; and (5) Umberto Fedeli, a member of Strategic Value Bank Partners (collectively, the “"Reporting Persons"”). The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this amended Schedule 13D. (b) The principal business address of the Reporting Persons is 127 Public Square, Suite 1510, Cleveland, Ohio 44114. (c) The principal business of Strategic Value Bank Partners is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “"Clients"”). The principal occupation of Messrs. Mackovak and Adams is investment management through their ownership and control over the affairs of Strategic Value Bank Partners. Strategic Value Bank Partners has voting and dispositive power over the Common Stock held by the Clients. (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) Mr. Mackovak, Mr. Adams and Mr. Fedeli are citizens of the United States of America.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
In aggregate the Reporting Persons have voting and dispositive power over 934,309 shares of Common Stock of the Issuer acquired at an aggregate cost of $6,070,785. The shares were purchased with working capital.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons purchased the shares based on the belief that the shares, at the time of purchase, were undervalued and represented an attractive investment opportunity. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them on the open-market or in privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. On January 31, 2017, Ben Mackovak was appointed to the Board of Directors of the Issuer. None of the Reporting Persons has any present plan or proposal that would result in any actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Mr. Mackovak in his capacity as a Director of the Issuer or by such Board with the participation of Mr. Mackovak as a Director. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
As of the date of this Schedule 13D, the Reporting Persons held in aggregate 934,309 shares of Common Stock of the Issuer, which represents 5.5% of the outstanding Common Stock. The percentage used in this Schedule 13D are calculated based upon 17,049,061 outstanding shares of Common Stock as of December 31, 2022. This amount is based upon the number of outstanding shares of Common Stock reported as of November 7, 2022 in the Issuer’s 10-Q filing. Each of the Reporting Persons shares voting and dispositive power over the Shares of Common Stock held by the Clients. Set forth below are all of the transactions in the Common Stock effected by Strategic Value Bank Partners on behalf of the Clients during the past 60 days: Trade date Number of Shares Purchased Price per share None None None No person other than the Reporting Persons is known the have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Mr. Mackovak is a non-employee director on the Board of Directors of the Issuer. Other than the foregoing relationships and arrangements, the relationship between Mr. Mackovak and the Issuer, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any persons with respect to any securities of the Issuer.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
99.1 Joint Filing Agreement

CUSIP No.: 911460103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 31, 2023	Strategic Value Investors, LP By: /s/ Marty Adams Name: Marty Adams Title: Partner of the General Partner
January 31, 2023	Ben Mackovak By: /s/Ben Mackovak Name: Ben Mackovak Title: Managing Member
January 31, 2023	Marty Adams By: /s/ Marty Adams Name: Marty Adams Title: Managing Member
January 31, 2023	Umberto Fedeli By: /s/Umberto Fedeli Name: Umberto Fedeli Title: Member
January 31, 2023	Strategic Value Bank Partners LLC By: /s/Marty Adams Name: Marty Adams Title: Partner of the General Partner
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 911460103
Exhibit 99.1 JOINT FILING AGREEMENT In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, no par value, of United Security Bancshares. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. Dated: May 15, 2017 STRATEGIC VALUE INVESTORS, L.P. By: Strategic Value Bank Partners, LLC Investment Advisor By: /s/ Ben Mackovak Name: Ben Mackovak Title: Managing Member STRATEGIC VALUE BANK PARTNERS, LLC By: /s/ Ben Mackovak Name: Ben Mackovak Title: Managing Member /s/ Ben Mackovak Ben Mackovak /s/ Marty Adams Marty Adams /s/ Umberto Fedeli Umberto Fedeli